July 14, 2021

SUBMISSION VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Re:	Metaurus Equity Component Trust (CIK# 0001688487)

Pre-Effective Amendment No. 3 to Registration Statement on Form S-1

Securities Act File No. 333-252549

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Metaurus Equity Component Trust (the “Registrant”) hereby respectfully requests acceleration of its Registration Statement on Form S-1, so that it will become effective at 4:00 PM on July 15, 2021, or as soon as practicable thereafter. The Registrant hereby withdraws its previous request for acceleration of the effective date of the above referenced Registration Statement by letter dated July 13, 2021.

We request that we be notified of such effectiveness by a telephone call to Andrea McCarthy at (216) 566-5639.

Very truly yours,

Metaurus Equity Component Trust

By:	Metaurus Advisors LLC, its sponsor

By:	/s/ Richard P. Sandulli
Name: Richard P. Sandulli
Title: Co-Chief Executive Officer